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                                KIRKPATRICK & LOCKHART
                           1800 MASSACHUSETTS AVENUE, N.W.
                                      2ND FLOOR
                             WASHINGTON, D.C.  20036-1800
                                    (202) 778-9000


                                   January 26, 1996



     PaineWebber Managed Investments Trust
     1285 Avenue of the Americas
     New York, New York  10019

     Dear Sir or Madam:

              PaineWebber Managed Investments Trust ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts on November 21, 1986. During the Trust's fiscal year ended November 30, 1995, the Trust had six operating series of shares of beneficial interest: U.S. Government Income Fund, High Income Fund, Investment Grade Income Fund, PaineWebber Utility Income Fund, PaineWebber Low Duration U.S. Government Income Fund (formerly named "PaineWebber Short-Term U.S. Government Income Fund") and PaineWebber Short-Term U.S. Government Income Fund for Credit Unions. We understand that the Trust is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended ("1940 Act"), for the purpose of making definite the number or amount of shares of such series which it has registered under the Securities Act of 1933, as amended ("1933 Act"), and which were sold during the fiscal year ended November 30, 1995.

              We have, as counsel, participated in various business and other matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Trust, the minutes of meetings of the trustees and other documents relating to the organization and operation of the Trust, and we generally are familiar with its business affairs. Based on the foregoing, it is our opinion that the shares of each series of the Trust sold during the fiscal year ended November 30, 1995, the registration of which will be made definite by the filing of the Rule 24f-2 Notice, were legally issued, fully paid and nonassessable.

              The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with, and claimants against the Trust or any series shall look only to the assets of the Trust or the appropriate series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate, undertaking or instrument made or issued by the officers or the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (i) for
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     PaineWebber Managed Investments Trust
     January 26, 1996
     Page 2


     indemnification from the assets of the appropriate series for all loss and expense of any shareholder held personally liable for the obligations of the Trust or any series by virtue of ownership of shares of such series; and (ii) for the appropriate series to assume the defense of any claim against the shareholder for any act or obligation of such series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

              We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange Commission.

                                       Very truly yours,

                                       KIRKPATRICK & LOCKHART LLP

                                          /s/ Elinor W. Gammon
                                       By:-----------------------
                                          Elinor W. Gammon
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